SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Jeffrey A. Baumel Partner jeffrey.baumel@snrdenton.com D +1 973 912 7189 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

Victor H. Boyajian
Robert W. Cockren
Co-Resident Managing Partners

November 8, 2010

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: John Reynolds Assistant Director

Re:	CNS Response, Inc. Amendment to Form S-1 Filed September 1, 2010 File No. 333-164613 Supplemental Response Letter Dated September 27, 2010

Dear Mr. Reynolds:

           By letter dated October 4, 2010 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the amendment to the registration statement on Form S-1 (as so amended, the “Registration Statement”) of CNS Response, Inc. (the “Company”) and the Company’s supplemental response letter to the Staff dated September 27, 2010.  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  Concurrently herewith, the Company is filing with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided the corresponding response immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

2009 Private Placement, page 99

1.
We refer you to comment two of our letter dated July 29, 2010 and the disclosure on page 99 regarding the “recently completed private placement offering” for which Maxim was the lead placement agent.  You also state that “Monarch Capital Group, Robert Nathan and Felix Investments, LLC also acted as placement agents in [your] recently completed private placement.”  It is unclear when you completed the private placement(s). Please revise here and where appropriate to clarify when the offering(s) completed; what the net proceeds were to you; and what commissions and fees were paid to the placement agents.

Response:

The Company advises the Staff that it has revised the disclosure that appeared on page 99 in the Registration Statement on pages 97, 98, 104 and in Part II of Amendment No.3.

United States Securities and Exchange Commission November 8, 2010 Page 2

2.
In this regard, it is unclear why you have not filed (1) the registration rights agreements and the “separate agreement” granting Mr. Pappajohn the right to convert the Bridge Notes, as referenced on page 45, (2) the agreement indemnifying Dr. Kallins, or (3) any agreements with Monarch Capital and the other placement agents.  We also note that the amended agreements with Maxim filed on September 1, 2010 and related agreements are not the executed versions.  Please revise or advise.

Response:

The Company respectfully advises the Staff as follows:

•
The registration rights agreement referenced in the Staff’s comment was never finalized and reduced to writing.  On October 1, 2010, John Pappajohn, one of the three investors that were to be a party to the oral agreement, representing 50% of the aggregate principal amount of convertible notes and warrants overlying the shares subject to such agreement, exchanged such notes and warrants for new notes and warrants issued on or after October 1, 2010 (the “October Securities”) in accordance with the terms of a Note and Warrant Purchase Agreement, dated October 1, 2010 (the “Note and Warrant Purchase Agreement”) and filed as an exhibit to the Company’s current report on Form 8-K filed on October 7, 2010.  The remaining two investors (Deerwood, as defined below) and a guarantor, who were to be a party to the registration rights agreement referenced in the Registration Statement, exchanged their notes and warrants for October Securities in accordance with the terms of the Note and Warrant Purchase Agreement on November 3, 2010.  As a consequence, the registration rights agreement referenced in the Staff’s comment will no longer need to be executed.

•
For the reasons stated above, the agreement granting Mr. Pappajohn the right to convert the Bridge Notes referenced in the Staff’s comment is no longer effective and Amendment No. 3 has been revised to use the past tense when referring to such agreement.

•
The Company assumes that the Staff is referring to the agreement indemnifying SAIL Venture Partners, L.P. (“SAIL”), the guarantor of the notes issued to Deerwood Partners, LLC and Deerwood Holdings, LLC (collectively, “Deerwood”), of which Dr. Kallins is a control person.  Such agreement was an oral agreement that was not reduced to writing.  As explained above, Deerwood exchanged such notes and the related warrants for October Securities in accordance with the terms of the Note and Warrant Purchase Agreement on November 3, 2010.  As such, the agreement indemnifying SAIL has been  terminated. The Company has added disclosure to that effect in the appropriate places in Amendment No. 3.

•
No agreements with Monarch Capital and the other placement agents referenced in the Staff’s comment were executed, with the exception that, on September 30, 2010, the Company entered into a placement agency agreement with Monarch Capital in connection with the issuance of the October Securities.  This agreement has been filed with the Commission and has been incorporated by reference into Amendment No. 3.

•
The amended agreements with Maxim filed on September 1, 2010 and related registration rights agreement have been refiled as Exhibits 10.30, 10.31 and 10.32 to Amendment No. 3 in their executed versions.

United States Securities and Exchange Commission November 8, 2010 Page 3

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel
Partner